November 12, 2008	Ralph V. De Martino Direct Phone 202-912-4825 Direct Fax 866-741-8182 rdemartino@cozen.com
VIA FACSIMILE

Russell Mancuso, Branch Chief

Joseph G. McCann, Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Mail Stop 6010

Re:	Middle Kingdom Alliance Corp. Preliminary Proxy Statement on Schedule 14A Filed on November 3, 2008 File No. 000-52358

Dear Mr. Mancuso and Mr. McCann:

As discussed during our telephone conversation this morning, the staff of the Securities and Exchange Commission (the “Commission”) has determined to allow Middle Kingdom Alliance Corp. (the “Company”) to submit its responses to the tender offer related comments contained in the Commission’s letter to Mr. Bernard J. Tanenbaum III, dated November 10, 2008 (the “Comment Letter”) via facsimile. We and the Company appreciate the staff’s willingness to accommodate the Company in this manner due to the time constraints under which the Company finds itself.

Set forth below is the Company’s response to Comment #6. Loeb & Loeb LLP, counsel to the purchasers, will be submitting, under separate facsimile cover, the responses to Comments #18 and 19. The Company will file a complete response to the Comment Letter, with the Commission through EDGAR later today and a complete copy of Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Amended Schedule 14A”) reflecting the responses to the Comment Letter will be filed with the Commission through EDGAR shortly thereafter.

6.	Please provide us your analysis of whether giving Class B holders the ability to “convert” their securities in connection with the extension is a tender offer subject to Rule 13e-4.

Middle Kingdom does not believe providing its Class B stockholders the ability to “convert” their Class B shares is a tender offer subject to Rule 13e-4. The term “tender offer” is not defined by statute or Commission regulation. One often employed standard for determining whether a tender offer is present is the eight factor test set forth in Wellman v. Dickinson, 475 F.Supp. 783 (SDNY 1979); aff’d on other grounds, 682 F.2d 355 (2nd Cir. 1982, cert. denied, 460 U.S. 1069 (1983), but modified, as discussed below, by Hanson Trust v. SCM Corp., 774 F.2d 47 (2nd Cir. 1985)). In Wellman, the court adopted eight SEC suggested elements “characteristic of a tender offer”: (1) an active and widespread solicitation of public shareholders; (2) a solicitation made for a substantial percentage of the issuer’s stock; (3) an offer to purchase made at a premium over the prevailing market price; (4) the terms of the offer are firm rather than negotiable; (5) the offer is contingent on the tender of a fixed number of shares, often subject to a fixed maximum number to be purchased; (6) the offer is open only a limited period of time; (7) the offeree is subjected to pressure to sell his or her stock; and (8) a public announcement of a purchasing program precedes or accompanies rapid accumulation of the target’s securities. The court in Hanson Trust supplemented the Wellman test by holding that since the purpose of §14d is to protect the ill-informed offeree, the question of whether a solicitation is a “tender offer” under Section 14(d) is determined by considering whether there appears to be a likelihood that unless the pre-acquisition strictures of the Exchange Act are followed there will be a substantial risk that offerees will lack information needed to make a carefully considered appraisal of the offer put before them. Hanson Trust, 774 F.2d at 57.

Middle Kingdom is not making an offer to purchase the Class B shares pursuant to the proxy materials. The right of the Class B stockholders to convert their shares into a portion of the trust account in connection with a business combination is set forth in Middle Kingdom’s certificate of incorporation. Middle Kingdom is asking its stockholders to approve the Extension Amendment to allow any Class B shareholders voting against the Extension Amendment to convert their Class B shares into the trust account in order to be consistent with terms of the original certificate of incorporation.

In fact, Middle Kingdom’s board of directors has recommended that its stockholders vote “for” the Extension Amendment, which affirmative vote would result in a Class B stockholder retaining his or her Class B shares and not converting into the trust account. As such, the recommendation of Middle Kingdom’s board would result in no shares being converted into the trust account.

Applying the eight factor Wellman test and the Hanson Trust test to the proxy solicitation, Middle Kingdom believes that the proxy solicitation fails to satisfy each of the eight elements of the Wellman test, as well as the Hanson Trust test.

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There is No Solicitation (Elements 1 and 2). Middle Kingdom is not “soliciting” its Class B stockholders to convert their Class B shares. In fact, the proxy materials state that Middle Kingdom’s board of directors recommends that its stockholders vote “for” the Extension Amendment, which affirmative vote would result in a Class B stockholder retaining his or her Class B shares and not converting into the trust account.

No Offer is Being Made (Elements 3, 4, 5 and 6). Middle Kingdom is not making an “offer” to purchase the Class B shares. Moreover, even if it were determined that an offer was being made, under factor (3), the amount per share being “offered” may not represent a material premium over the prevailing market price, as the price per share at which the Class B shares may be converted into cash is based on the value of the trust account and is not connected to, or effected by, the market price of the Class B shares. As such there is no assurance that the price per share at which the Class B shares may be converted into cash will be above the market price of the Class B shares. In addition, under factor (5), although there is a maximum number of shares that may elect conversion pursuant to the proxy statement (20% or more of the Class B shares), if such number elected conversion, Middle Kingdom would abandon the Extension Amendment and pursuant to its certificate of incorporation would commence liquidation, which would result in the Class B stockholders receiving their pro rata portion of the funds in the trust account. As such, there is no minimum (and in fact Middle Kingdom’s board has recommended that no shares be converted), and if the “maximum” is reached, then all Class B stockholders will receive the same proportionate share of the trust account as they would have if they exercised their conversion rights at the special meeting.

Offerees are Not Pressured to Sell Shares (Element 7). As discussed above, Middle Kingdom is not making an “offer” to purchase the Class B shares. Moreover, even if it were determined that an offer was being made, the Class B stockholders are not subject to pressure to sell their Class B shares. The Class B stockholders have the option to either: (i) hold their Class B shares until the special meeting to approve the business combination, at which point they could still convert their Class B shares into a pro rata portion of the trust account, or (ii) vote against the Extension Amendment and convert their Class B shares into a pro rata portion of the trust account. As such, the Class B stockholders have the ability to convert their Class B shares in accordance with the time frame set forth in the IPO prospectus, or alternatively, to consider the business combination and still retain their rights to convert their Class B shares, which structure was contemplated in the IPO prospectus. Additionally, as discussed above, the amount per share being “offered” may not represent a material premium over the prevailing market price, as the price per share at which the Class B shares may be converted into cash is based on the value of the trust account, rather than the market price of the Class B shares.

There is No Rapid Accumulation of Target’s Securities (Element 8). As discussed above, Middle Kingdom’s board of directors has recommended that its stockholders vote “for” the Extension Amendment, which affirmative vote would result in a Class B stockholder retaining his or her Class B shares and not converting into the trust account. Middle Kingdom is not making the proxy solicitation in an effort to purchase its Class B shares, but has made a recommendation to its stockholders that would result in the opposite outcome occurring.

No Lack of Information (Hanson Trust test). The conversion rights being afforded the Class B stockholders in connection with the Extension Amendment are identical to the

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conversion rights afforded such stockholders in the IPO prospectus in connection with the business combination. Middle Kingdom has disclosed all material information relevant to the conversion of the Class B shares in its filings with the Commission. All essential facts needed for a Class B stockholder to appraise whether to convert his Class B shares are readily available to such stockholder for his consideration. Accordingly, there is not a substantial risk to the offerees that would require the protections afforded by the pre-acquisition filing strictures of the Exchange Act.

Middle Kingdom respectfully submits that the present situation does not implicate the concerns associated with a tender offer, and that its Class B stockholders do not need the protections that would be afforded by application of the tender offer rules. The Commission has previously held the term tender offer is to be interpreted to include transactions where the conduct of the person seeking control causes pressures to be put on shareholders similar to those attendant to a conventional tender offer. As discussed above, the Class B stockholders are not being put under any pressure to make a decision to convert their Class B shares such that they would be in a worse position than they are today. In fact, the Class B stockholders are being permitted the option to convert their Class B shares in accordance with the time frame set forth in the IPO prospectus, or alternatively, to consider the business combination and still retain their rights to convert their Class B shares.

Finally, Middle Kingdom submits that the right to convert does not represent the potential for abuse that Rule 13e-4 was intended to address. There is no possibility of any stockholder being treated differently than any other stockholder. The right merely extends the same right to a stockholder in the context of approval of the extension that he would have had in the context of consideration of a business combination. Thus the board of directors has structured the extension in a manner designed to preserve for every stockholder (in the context of the proposal to extend) those conversion rights granted to the stockholders under the charter.

Should you have any questions regarding the foregoing, please do not hesitate to contact Ralph V. De Martino at (202) 912-4825 or Cavas S. Pavri at (215) 665-5542.

Sincerely,

COZEN O’CONNOR

/s/ Ralph V. De Martino

By:	Ralph V. De Martino

cc:	David A. Rapaport, Esquire, General Counsel, Middle Kingdom Alliance Corp.

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Loeb & Loeb LLP

345 Park Avenue

New York NY 10154

212-407-4800

November 12, 2008

VIA FAX AND EDGAR

202-772-9218 (fax)

202-551-6262 (telephone)

Re:	Middle Kingdom Alliance Corp.

Preliminary Proxy Statement on Schedule 14A

Filed November 3, 2008

File No. 000-52538

Joseph G. McCann, Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. McCann:

On behalf of the principal stockholders of Pypo Digital Company Limited, a Cayman Islands exempted company, we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “SEC”) this supplemental correspondence in response to the telephone conversation today between you, counsel to Middle Kingdom, and Mitchell Nussbaum and David Fischer of Loeb & Loeb LLP. In that telephone conversation, you asked us to supplementally explain why the agreement in principal by the shareholders of Pypo (collectively the “Purchasers”) to purchase shares of Middle Kingdom Class B common stock (“shares”), in negotiated private transactions (“purchases”), are subject to the tender offer rules. Terms capitalized but not defined herein have the meaning assigned to them in the Proxy Statement.

Summary

As explained in further detail below, the purchases are not subject to the tender offer rules, because they would not meet the eight factor test set forth in Wellman v. Dickinson, and particularly fail to meet the important factors of widespread solicitation, premium paid, and coercion. In particular, the Purchasers contemplate buying shares from a limited number of institutional investors at negotiated prices, rather than a fixed purchase price or other terms, and no significant premium over prevailing market prices, if any, will be offered. The stockholders primarily are hedge funds that invest regularly in SPACs, are fully aware of the risks and merits of SPAC investments, and have previously sold their SPAC investments to persons buying to enable approval of business combinations. The Purchasers intend to pay amounts equal to the estimated trust liquidation proceeds of the Middle Kingdom trust fund as of December 13, 2008, less a time-value-of-money discount, approximating market price. (December 13 is the last day for stockholder approval of the business combination, before Middle Kingdom would be forced to liquidate.) The Purchasers will not pressure stockholders to sell, and the purchases are not intended and will not be structured to be coercive. Middle Kingdom stockholders are legally entitled to receive the trust value per share whether or not the Extension Amendment is approved, as disclosed in detail in the Proxy Statement. Therefore, there is no pressure on Middle Kingdom stockholders to sell their stock to the Purchasers.

The Purchases do Not Constitute a Tender Offer

The company notes that “tender offer” is neither defined by statute nor SEC regulation, but that the presence of a “tender offer” is at times determined, under applicable case law, by the application of an eight factor test to both issuer and third party purchase programs. Wellman v. Dickinson, 475 F.Supp. 783 (SDNY 1979); aff’d on other grounds, 682 F.2d 355 (2nd Cir. 1982, cert. denied, 460 U.S. 1069 (1983), but modified, as discussed below, by Hanson Trust v. SCM Corp., 774 F.2d 47 (2nd Cir. 1985)), such eight factors being: (i) active and widespread solicitation of public stockholders for the shares of the issuer; (ii) solicitation made for a substantial percentage of the issuer’s stock; (iii) offer to purchase made at a premium over the prevailing market price; (iv) terms of the offer are firm rather than negotiable; (v) offer contingent on the tender of a fixed number of shares, often subject to a maximum number to be purchased; (vi) offer open for a limited period of time; (vii) offeree subject to pressure to sell its stock; and (viii) public announcements of a purchasing program concerning the subject company preceding or accompanying a rapid accumulation of a large amount of the subject company’s securities.

The company further notes that the above-referenced eight factor test was supplemented in Hanson Trust. In Hanson Trust, the court held that “since the purpose of § 14(d) is to protect the ill-informed solicitee, the question of whether a solicitation constitutes a ‘tender offer’ within the meaning of § 14(d) turns on whether, viewing the transaction in light of the totality of the circumstances, there appears to be a likelihood that unless the pre-acquisition filing strictures of [the Securities Exchange Act] are followed there will be a substantial risk that solicitees will lack information needed to make a carefully considered appraisal of the proposal put before them.” Hanson Trust, 774 F.2d at 57. The Second Circuit in Hanson Trust found a tender offer did not exist because almost all of the solicitees in the case were highly sophisticated investors who had knowledge in the market place and were well aware of essential facts needed to appraise the offer of the acquirer. Middle Kingdom has disclosed all material information relevant to the company and the transaction in its SEC filings.

The company believes that any purchases of Middle Kingdom’s common stock conducted by the Purchasers will not constitute a “tender offer” since any such purchases will be privately negotiated with sophisticated institutional investors. The stockholders primarily are hedge funds that invest regularly in SPACs, are fully aware of the risks and merits of SPAC investments, and have previously sold their SPAC investments to persons buying to enable approval of business combinations. Moreover, the Purchasers will not buy shares from stockholders that intend to vote in favor of the Extension Amendment. Purchasers will buy only from stockholders intending to vote against the Extension Amendment, to receive their pro rata portions of the trust that will be liquidated after December 13, 2008, if the Extension Amendment is defeated. Accordingly, these sophisticated investors are not being asked to make any significant investment decision—they’ve already decided that they wish to liquidate their positions in Middle Kingdom. The Purchasers are simply offering the stockholders the opportunity to receive their cash on a slightly accelerated basis. In our view, such an offer does not implicate the interests that the Williams Act was intended to protect.

In sum, the Purchasers will not engage in a widespread, public solicitation of stockholders, creating a high-pressure, coercive atmosphere, in which unsophisticated stockholders feel compelled to tender their shares on inadequate information. Following is a point-by-point analysis of the Purchases planned purchases, in light of the eight factors outlined in Wellman, while at the same time noting that we believe that the overall purposes of the Williams Act would not be served by requiring Purchasers to comply with the tender offer rules.

1. Active and widespread solicitation of public stockholders for the shares of an issuer. The purchases will not made through any widespread solicitation of public stockholders, but will be made exclusively in privately negotiated transactions, with a limited number of institutional investors. Purchasers have no intention to take any other action that would be an active or widespread solicitation of public stockholders. Middle Kingdom’s public disclosure of the intended purchases was made to provide stockholders with full disclosure regarding approval of the business combination, not to create any sort of pressure on stockholders to tender. This is in full accordance with SEC v. Carter Hawley Hale Stores, Inc., 760 F.2d 945 (9th Cir. 1985), where the court found no active and widespread solicitation where the public announcements relating to the purchase program were mandated by SEC or exchange rules.

2. Solicitation made for a substantial percentage of the issuer’s stock. The purchases could result in Purchasers’ acquiring more than 80% of Middle Kingdom’s Class B common stock, but only 62% of the outstanding voting shares. However, as stated above, purchases will be made only from a limited number of financial institutions that are very experienced in SPAC investing. We believe that based on a totality of the factors in the Wellman test, considered together and as further analyzed below, the analysis of this factor is not conclusive in this matter.

3. Offer to purchase made at a premium over the prevailing market price. As explained above, the private purchases are expected to be made approximately at market prices; Purchasers have no interest in paying any significant premium to market, since target’s only asset is cash.

4. Terms of the offer are firm rather than negotiable. As stated above, Purchasers intend to negotiate each purchase, although the Middle Kingdom’s public disclosures indicate they will not buy significant amounts at more than $8.39 per share.

5. Offer contingent on the tender of a fixed number of shares, often subject to a fixed maximum number to be purchased. Purchases will not be contingent on the sale of a fixed number of shares.

6. Offer open only a limited period of time. Purchasers are not imposing any deadline, although, as a practical matter, there will be no purchases after December 12. However, notwithstanding this limitation, these private purchases will not be coercive, for the reasons stated above. The amount of time in which offers will be made, in any event, will approximate the minimum requirements of the tender offer rules.

7. Offeree subjected to pressure to sell its stock. Purchasers will not pressure the financial institutions to rush into “hurried, uninformed” investment decisions, and offers will be open, as a practical matter, as stated above, for the minimum period required under the tender offer rules. Also, as described above, no significant premium will be at stake pressuring the financial institutions to act hastily. Furthermore, the financial institutions will receive virtually the same consideration if they sell or hold their shares until liquidation, if the Extension Amendment were defeated.

8. Public announcements of a purchasing program concerning the subject company preceding or accompanying a rapid accumulation of a large amount of the subject company’s securities. There has been no public announcement of rapid accumulation of a large amount of Middle Kingdom’s common stock. Purchasers will file a Schedule 13D with respect to purchases recently made (totaling 549,900 shares), but have executed no more purchases since Middle Kingdom received the staff’s November 10 comment letter.

Purchasers Will Not Offer Sellers a Premium, and the Purchases Will Not Be Coercive

We note that in other recent correspondence with law firms representing blank check companies regarding this issue the Staff has been concerned with the possibility that the purchases will pay a premium to selling stockholders—factor three of the Wellman test. As discussed below, no significant premium will be paid.

From an economic perspective, we note that the Purchasers do not intend to purchase significant amounts of shares (if any) at a price exceeding $8.39, which represents the estimated liquidation distribution per share as of November 10, 2008 that Class B common stockholders might receive in the event stockholders did not approve the proposed business combination and Middle Kingdom were forced to liquidate. On the other hand, as set forth in the Proxy Statement, based on the funds in the Middle Kingdom trust account as of November 10, 2008, stockholders exercising conversion rights in connection with the Extension Amendment (as elaborated on below) will be entitled to $8.39 per share in cash. As a result, when viewed against the backdrop of Middle Kingdom’s trust structure and the built-in conversion feature associated with this structure, the fact that the Purchasers do not intend to purchase significant amounts of shares at a price exceeding $8.39 estimated liquidation distribution per share (which will increase due to accumulated interest) available to any Middle Kingdom stockholder is the clearest possible economic indicator that no premium will be paid.

Any concern that holders of Middle Kingdom common stock might feel coerced to sell to is completely assuaged by Middle Kingdom’s conversion feature. As set forth in great detail in the Proxy

Statement, all a Middle Kingdom stockholder must do to receive the per share trust amount is to vote against the Extension Amendment and to exercise simple conversion rights set forth on the proxy card, and the Middle Kingdom stockholders will soon receive the per share trust amount. If the Extension Amendment is not approved by the Class B shares and the proposed business combination is not consummated by December 13, 2008, Middle Kingdom will be liquidated and all Middle Kingdom stockholders will receive the per share trust amount after December 13, 2008, as set forth in the prospectus for Middle Kingdom’s initial public offering as well as the Proxy Statement.

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Please do not hesitate to call Mitch Nussbaum of this firm at (212) 407-4159 or Ralph V. De Martino, Cozen O’Connor, counsel to Middle Kingdom, (202) 912-4825 with any questions or further comments you may have regarding this correspondence.

Very truly yours,

/s/ Mitchell S. Nussbaum

Mitchell S. Nussbaum

cc:	Ralph V. De Martino, Cozen O’Connor

David C. Fischer, Loeb & Loeb LLP